SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CA/CAAS Rua da Quitanda, 196, 25th floor. 22210-030 Rio de Janeiro - RJ Ph: (21) 2514-5641 Extract da DEL-192/2019 RCA 843, dated 09.18.2019.

CERTIFICATE

EXTRACT OF THE MINUTES OF THE 852nd MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified for the due purposes that the 852nd meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) was installed on December 16, 2019, at 2:30 pm, with work interruption recorded ato 6:30 pm. The meeting resumed at 9:15 am on December 17, 2019, with the meeting ending on the same day at 3:40 pm. The meeting happened at the Company's headquarters, located at Rua da Quitanda, 196, 25th floor, Centro, Rio de Janeiro – RJ. The meeting was chaired by the chairman JOSÉ GUIMARÃES MONFORTE. The Board Members WILSON PINTO FERREIRA JR., LUIZ EDUARDO DOS SANTOS MONTEIRO, BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO, DANIEL ALVES FERREIRA, RICARDO BRANDÃO SILVA, RUY FLAKS SCHENEIDER participated in person. Board Member FELIPE VILLELA DIAS participated by videoconference on the first day of the meeting and in person on the second day of the meeting. The members MAURO GENTILE RODRIGUES CUNHA and MARCELO DE SIQUEIRA FREITAS participated only on the second day of the meeting, the first being in person and the second via videoconference. The justified absence of the board member VICENTE FALCONI CAMPOS was registered. Decision: DEL 244/2019, of 12.17..2019. Transfer of All Shares Representing the Stock Capital of Amazonas Geração e Transmissão de Energia, from Eletrobras to Eletronorte, by Datio in Solutum RES 855, of 12.09.2019 . The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the exercise of its duties, substantiated by a decision of the Board of Executive Officers, in the favorable opinions expressed by the Audit and Risk Committee – CAE and the Strategy, Governance and Sustainability Committee – CEGS, and in the documents that instructed the matter, notably those listed below, DELIBERATED: Board Resolution 855, of December 09 2019; Report to the Board of Executive Officers DF-101, dated 12.09.2019; Memorandum PRJE-0325, dated 11.29.2019; Management Proposal for the 176th EGM; Executive Summary DFR-006 of 12.03.2019; Economic and Financial Assessment Report prerared by Deloitte; Due Diligence Executive Summary prepared by Deloitte; 1. To approve the convening of the 176th Extraordinary General Meeting of Shareholders, to be held within 30 (thirty) days from the date of its publication, pursuant to the Call Notice and the Management Proposal and its Annexes, attached hereto, subject to the provision of item 2 below; 2. Authorize Eletrobras’ Financial and Investor Relations Officer – DF to rectify the Management Proposal pictured in item 1 above, ir order to enable the conclusion of the meeting on January 31, 2020; 3. to determine tha the CFO and Investor Relations Office – DF take the necessary measures to caal the meeting referred to in item 1; 4. To determine that the Investor Relations Superintendence – DFR, the General Secretariat of the Presidency – PRGS and Governance Secretariat of the Board of Directors – CAAS adopt, in their respective areas, the necessary measures to comply with this Resolution. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Directors of Eletrobras

Rio de Janeiro, December 26, 2019.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.